Exhibit 99.1

Ossen Innovation Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, Sept. 16, 2020 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that its board of directors (the "Board") has received a preliminary non-binding proposal letter (the "Proposal"), dated September 15, 2020, from Pujiang International Group Limited ("Pujiang"), a Cayman Islands company listed on the Hong Kong Stock Exchange and beneficially holds approximately 65.9% of the Company,  to acquire all of the outstanding ordinary shares of the Company not owned by Pujiang or its affiliates, including ordinary shares represented by American Depositary Shares (the "ADSs", each one representing three ordinary shares), for $1.667 in cash per ordinary share, or $5.00 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider the proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Ma'anshan, Anhui Province, China and Jiujiang, Jiangxi Province, China.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GIC IR
Phone: +1-347-393-4230
Email: info@goldenir.com

Exhibit A

Preliminary Non-Binding Proposal to Acquire Ossen Innovation Co., Ltd.

September 15, 2020

The Board of Directors
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

Dear Board Members,

Pujiang International Group Limited, a Cayman Islands company listed on the Hong Kong Stock Exchange ("Pujiang" or "we"), hereby submits this preliminary non-binding proposal (the "Proposal") to acquire all outstanding shares in Ossen Innovation Co., Ltd. (the "Company") not already owned by Pujiang or its affiliates in a transaction described below (the "Transaction").

We believe that our Proposal provides an attractive opportunity for the Company's shareholders. The Proposal represents a premium of approximately 28.9% to the closing price of the Company's ADSs on September 15, 2020 and a premium of approximately 44.3% to the volume-weighted average closing price during the last 180 trading days.

Set forth below are primary terms of our Proposal. We beneficially own approximately 65.9% of all the issued and outstanding shares in the Company, based on the Company's latest outstanding number of shares as publicly disclosed. We are confident in our ability to consummate the proposed Transaction as outlined in our Proposal.

1. Purchase Price. We propose to acquire all of the outstanding ordinary shares of the Company and the American Depositary Shares of the Company (each, an "ADS", representing three (3) ordinary shares of the Company). The consideration payable for each ADS to be acquired will be US$5.00 in cash, or US$1.667 in cash per ordinary share (in each case other than those ADSs or ordinary shares that may be rolled over in connection with the proposed Transaction).

2. Funding. We intend to fund the Transaction with a combination of our cash on hand and funds we can draw from existing debt facilities. We are confident of our ability to secure adequate funding for the Transaction in a timely manner.

3. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with the negotiation of the definitive agreements for the Transaction (the "Definitive Agreements").

4. Definitive Agreements. We are prepared to promptly negotiate and finalize the Definitive Agreements. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5. Process. We believe that the Transaction will provide superior value to the Company's shareholders. We recognize that the Company's Board of Directors will likely need to independently evaluate our Proposal and any alternative strategic option that the Company may pursue before the Company can make any determination.

6. No Binding Commitment. This Proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction or in connection with the Company's securities. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

7. Governing Law. This Proposal shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.

We would like to express our commitment to working collaboratively with the Company to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding our Proposal, please do not hesitate to contact us.

Sincerely,

Pujiang International Group Limited

By: /s/ Tang Liang
Name: Tang Liang

SOURCE Ossen Innovation Co., Ltd.

Related Links

http://www.osseninnovation.com